AcroBoo, Inc.
                       3000 Bayport Drive, Suite 250
                           Tampa, Florida 33607
                        Telephone: (813) 637-6900

January 25, 2011

VIA EDGAR TRANSMISSION AND OVERNIGHT MAIL
-----------------------------------------

U. S. Securities and Exchange Commission
Division of Corporate Finance
100 F. Street N.E.
Washington, DC  20549

Attention:  Mr. Christopher Chase, Staff Attorney

Re:    AcroBoo, Inc.
       Amendment No. 1 to Registration Statement on Form S-1
       Filed December 22, 2010
       File No.:  333-170477

Dear Mr. Chase:

On behalf of AcroBoo, Inc. (the "Company"), we are hereby responding to the comment letter, dated January 6, 2011 (the "Comment Letter"), from the Staff (the "Staff") of the Securities and Exchange Commission (the "Commission") with respect to the Company's Registration Statement on Form S-1 (File No. 333-170477) (the "Registration Statement"). In response to the Comment Letter and to update certain information in the Registration Statement, the Company is filing with the Commission today Amendment No. 2 to the Registration Statement (the "Amendment"). We are sending you a marked copy for your review.

For ease of reference, set forth below are the comments of the Staff with respect to the Registration Statement. The Company's response is set forth below each comment.

General
-------

1. We reissue comment one of our December 3, 2010 letter. Contrary to your response, it does not appear that you checked the Rule 415 box. Please revise.

Response: We respectfully not the Staff's comment. We have corrected our oversight, and checked the Rule 415 box.




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2.  We note your analysis in response to comment 14 of our December 3, 2010 letter regarding why you are not a blank check company. In an appropriate place in your registration statement, please state as much and also state, if true, that neither you, nor any of your shareholders, have any plans to be acquired or to merge with another company nor do you, nor any of your shareholders, have plans to enter into a change of control or similar transaction.

Response: On Page 23, the last sentence under Description of Business, Corporate History, we added disclosure that we do not consider ourselves to be a blank check company, as we do not have any plans to be acquired or to merger with another company or engage in a reverse merger with any entity in an unrelated industry.


Prospectus Summary, page 3
--------------------------

3. We note that you added the second paragraph on page three in response to comment nine of our December 3, 2010 letter, but you continue to state in the first paragraph that your summary highlights "selected information" as opposed to the "key aspects" of your offering. Please revise. Refer to Instruction to paragraph 503(a) of Regulation S-K.

Response: We have revised the Registration Statement to delete the reference to "selected information" and we have added "key aspects."


About Us, page 6
----------------

4. Please expand your disclosure under "About Us" on page 6, and under "The Difference Between Jagged Peak and AcroBoo" on page 23, to specifically describe the principal products you will sell on-line and services you will provide. Please also clarify whether you will sell the products through one website, multiple websites or otherwise, and identify the applicable website(s). Refer to Item 101(h)(4) of Regulation S-K.

Response: We have added disclosure concerning the products we plan to sell on-line and that we will utilize multiple websites. This disclosure was added under "About Us" on page 6 and under "AcroBoo, Inc. Business Plan" on page 23.


5. We note your revised statement on page 6 that "[t]he core of the AcroBoo Business Model... is the buying and selling of products on-line..." Please revise your disclosure to clarify whether AcroBoo will both buy and sell products on-line, or only buy products for sale on-line.

Response: We have clarified the disclosure to state that we only buy products for sale on-line.

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Risk Factors, page 11
---------------------

5.  Our Sole Officer, Mr. Dan Furlong, Has No Prior Experience in Running a
---------------------------------------------------------------------------
Fully Reporting Company, page 12
--------------------------------

6. You state in the first paragraph of the above risk factor on page 12 that Mr. Furlong has no experience in operating a "fully reporting company." In light of Mr. Furlong having served as Jagged Peak's Chief Operating Officer for the past ten years, please advise us why you believe this risk factor is appropriate.

Response: We respectfully note the Staff's comment. Upon further review, we agree with the staff that based on Mr. Furlong's experience as Jagged Peak's Chief Operating Officer, this risk factor is not applicable. We have therefore, deleted this risk factor, and adjusted the number of the remaining risk factors.


Management's Discussion and Analysis or Plan of Operations, page 20
-------------------------------------------------------------------

7. We note your disclosure that you are a shell company but will start generating revenues of $5,000 to $10,000 per month. You disclose the amounts will represent revenues taken away from Jagged Peak, the Parent. However, we note that you launched your first on-line store in 2007 as indicated in your website. In this regard, it appears you should provide financial statements related to the on-line retail store operations for periods prior to your incorporation date of June 14, 2010 in accordance with Article 8 of Regulation S-X. Please explain. In addition, if you had on-line retail operations prior to June 14, 2010, explain to us why you reported no revenues in the financial statements for the period subsequent to that date.

Response: Supplementally, the on-line retail store operations for periods prior to our incorporation date remain on the books of Jagged Peak. Management did not believe the websites were fully functional, and specific costs related to the business could not be reasonably separated from Jagged Peak's business at this time. Jagged Peak has yet to transfer these websites to our operations. It is their intention to do so, once our Registration Statement becomes effective.






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Research and Development, page 25
---------------------------------

8. Your discussion in the last paragraph on page 25 is not consistent with your business descriptions elsewhere in your filing. For example, in the last paragraph on page 25 you state that your success depends in part on your "ability to continue to enhance [your] existing software products..." This appears inconsistent with your business description on pages 6 and 23, and appears to contradict your statement under "Licenses" on page 25 that you expect to earn a small percentage of your revenues from software licensing fees. Please revise.

Response: We agree with your observation. We have deleted the reference of "existing software products."


Directors, Executive Officers, Promoters and Control Persons, page 29
---------------------------------------------------------------------

9. We reissue, in part, comment 17 of our December 3, 2010 letter. Please disclose Mr. Furlong's other current position(s). In this regard, we note your risk factor on page 12 which states that Mr. Furlong does not work exclusively for you nor does he devote all of his time to your operations.

Response: We have revised the disclosure in the risk factor on page 12 to clarify that Mr. Furlong only works only for Jagged Peak and AcroBoo.


Reasons for the Distribution, page 35
-------------------------------------

10. It appears that your Reasons for Distribution discussion includes contradictory disclosure. You state in the second paragraph on page 35 that AcroBoo will continue to be controlled by the persons who control Jagged Peak, but state later on the same page that in order to avoid conflicts of interest Jagged Peak and AcroBoo will have different management and different directors. We also note that Mr. Furlong appears to be serving in senior management roles at both companies. Please revise or advise. Please ensure that any revisions also address the second to last paragraph on page 34 in which you suggest that spinning off AcroBoo will resolve the "inordinate amount of time" your executives spend monitoring this business segment.

Response: We have deleted the reference that Jagged Peak and AcroBoo will have different management and different directors and we have deleted the reference to "inordinate amount of time" to eliminate the contradictory disclosure.



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


Financial Statements, page 49
-----------------------------

11. Please amend your registration statement to include the independent auditors' report.

Response: Our amended registration statement includes the independent auditors' report.


Undertakings, page II-3
-----------------------

12. We note that you have truncated your undertakings numbered (1)(iii) and
    (3), and your undertaking number (4) inaccurately references Rule 512(g)(2) of Regulation S-B. Please revise. Refer to Item 512 of Regulation S-K, and Release No. 33-8876 pursuant to which the sealed disclosure requirements from Regulation S-B were moved into Regulation S-K.

Response: We respectfully note the Staff's comments. We appreciate the fact that you have brought these deficient undertakings to our attention. They have been revised.


Mr. Chase, we hope our responses satisfactorily address your comments. Further, on behalf of the company, we acknowledge that:

o the company is responsible for the adequacy and accuracy of the disclosure in the filing;

o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

o the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


Respectfully submitted,

AcroBoo, Inc.

By:  /s/  Dan Furlong
---------------------------------
          Dan Furlong
          Chief Executive Officer

cc:  Thomas C. Cook, Esq.
     Corporate Counsel


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